Exhibit 99.4

OAK RIDGE FINANCIAL SERVICES, INC.

LONG-TERM STOCK INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT

This Restricted Stock Award Agreement (this “Agreement”) has been entered into as of the day of                     , 200    , between Oak Ridge Financial Services, Inc. (the “Company”), a North Carolina corporation, and Ronald O. Black (the “Participant”). The Company hereby grants Restricted Stock in accordance with Section 7 of the Company’s Long-Term Stock Incentive Plan (the “Plan”) to the Participant, subject to the terms and conditions of this Agreement. Terms that are defined in the Plan are used in this Agreement as they are defined in the Plan.

WHEREAS, the Plan Committee appointed to administer the Plan (the “Plan Committee”) has granted to the Participant a restricted stock award (the “Restricted Stock Award”) pursuant to the terms and conditions as provided in the Plan and this Agreement;

WHEREAS, the Company is a participant in the Department of the Treasury’s Capital Purchase Program (“CPP”), a financial stability program implemented under the Troubled Asset Relief Program;

WHEREAS, the Participant at the time this Restricted Stock Award is granted is the “most highly compensated” employee of the Company as determined under Section 111 of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and the interim final rule promulgated pursuant to such statutes set forth at 31 C.F.R. Part 30 and any additional rules, regulations, or guidelines hereafter issued (collectively, the “CPP Rules”);

WHEREAS, the amount and terms of the Restricted Stock Award are subject to the limitations in the CPP Rules; and

WHEREAS, the parties desire to set forth the terms and conditions of the Restricted Stock Award.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the parties hereto agree as follows:

1. Grant of Award. Subject to the terms and conditions set forth in the Plan and this Agreement, the Plan Committee hereby grants to the Participant an award of             restricted shares (the “Restricted Shares”) of the Company’s common stock. The date of this grant (the “Restricted Share Award Date”) is                         , 2009. The value of the award may not exceed one-third of the Participant’s annual compensation (including the value of the award) as determined in accordance with the CPP Rules for the year in which the award is being made.

2. Representations of Participant. Participant hereby (a) accepts the award of Restricted Shares described in Section 1; (b) agrees that the Restricted Shares will be held by him and his successors subject to (and will not be disposed of except in accordance with) all of the restrictions, terms, and conditions contained in this Agreement and the Plan; (c) represents that he is acquiring the Restricted Shares for investment and not with a view to or for resale or distribution thereof; (d) acknowledges that the Restricted Shares are subject to the terms and conditions of the CPP Rules; (e) understands that the transfer or resale of the Restricted Shares may be subject to restriction under the Securities Act of 1933, as amended, or any applicable state securities laws; and (f) agrees that any certificates issued for the Restricted Shares may bear the following legend or such other legend as the Company, from time to time, deems appropriate:

“These shares are subject to the terms and restrictions of the Oak Ridge Financial Services, Inc. Long-Term Stock Incentive Plan; such shares are subject to forfeiture or cancellation under the terms of said Plan; and such shares shall not be sold, transferred, assigned, pledged, encumbered, or otherwise alienated or hypothecated except pursuant to the provisions of said Plan, a copy of which Plan is available from Oak Ridge Financial Services, Inc. upon request.”

3. Vesting. No Restricted Shares subject to this Agreement shall become vested until the Participant has continued to perform substantial services for the Company for at least two years from the Restricted Share Award Date, other than due to the Participant’s death, disability, or a change in control event (as defined in 26 C.F.R. §1.280G–1, Q&A–27 through Q&A–29, or as defined in 26 C.F.R. §1.409A–3(i)(5)(i)) with respect to the Company before the second anniversary of the Restricted Share Award Date.

4. Non-Transferability. The Participant shall not sell, transfer, assign, pledge, or otherwise encumber the Restricted Shares subject to this Agreement until the Restricted Shares have both (a) vested in accordance with Section 3 of this Agreement; and (b) for as long as the Company remains a participant in the CPP, upon the expiration in accordance with the following schedule:

(i) 25% of the Restricted Stock Award may be transferred after the Company repays 25% of the aggregate financial assistance received under the CPP;

(ii) an additional 25% of the Restricted Stock Award may be transferred after the Company repays 50% of the aggregate financial assistance received under the CPP;

(iii) an additional 25% of the Restricted Stock Award may be transferred after the Company repays 75% of the aggregate financial assistance received under the CPP; and

(iv) the remainder of the Restricted Stock Award may be transferred after the Company repays 100% of the financial assistance received under the CPP; provided, however, the foregoing schedule shall be subject to change to the extent hereafter required by the CPP Rules.

Notwithstanding the restrictions set forth in Section 4(b)(i) – (iv) above, the Participant may, in the case of Restricted Shares subject to this Restricted Stock Award for which the Participant does not make an election under Section 83(b) of the Internal Revenue Code, at any time beginning with the date upon which the Restricted Shares become substantially vested (as defined in 26 C.F.R. § 1.83–3(b)) and ending on December 31 of the calendar year including that date, a portion of the Restricted Shares subject to this Restricted Stock Award may be made transferable as may reasonably be required to pay the Federal, State, local, or foreign taxes that are anticipated to apply to the income recognized due to this vesting, and the amounts made transferable for this purpose shall not count toward the percentages set forth in Section 4(b)(i) – (iv) above.

The period of time between the Restricted Share Award Date and the date the Restricted Shares subject to this Agreement become vested and transferable is referred to herein as the “Restriction Period.”

5. Effect of Termination of Employment. (a) Death or Disability. All unvested shares subject to this Restricted Stock Award shall immediately satisfy the vesting requirements specified in Section 3 above, if any, upon such termination of employment.

(b) Cause. All unvested shares subject to this Restricted Stock Award shall be forfeited as of the date of termination and any rights the Participant had to such shares shall become null and void.

(c) Other Reasons. Unless otherwise determined by the Plan Committee, all unvested shares subject to this Restricted Stock Award shall be forfeited as of the date of termination and any rights the Participant had to such shares shall become null and void.

6. Voting and Dividends. During the Restriction Period and except as otherwise provided in the Plan, the Participant shall have the right to vote the Restricted Shares but shall not have any other rights of a shareholder, including the right to receive any cash dividends paid on the Restricted Shares. Stock dividends and shares issued as a result of any stock-split, if any, issued with respect to the Restricted Shares shall be treated as additional Restricted Shares and shall be subject to the same restrictions and other terms and conditions that apply with respect to, and shall vest or be forfeited at the same time as, the Restricted Shares with respect to which such stock dividends or shares are issued.

7. The Plan Governs. The Restricted Shares and this Agreement are subject to the terms and conditions of the Plan, as well as any rules of the Plan Committee under the Plan. The Participant acknowledges having received a copy of the Plan. The Participant represents that he is familiar with the terms and provisions of the Plan. The Participant accepts the Restricted Shares subject to all the terms and provisions of the Plan. The Participant agrees to accept as binding, conclusive, and final all decisions or interpretations of the Plan Committee having to do with the Plan or this Agreement.

8. CPP Rules. The terms and conditions of this Restricted Stock Award are subject to the requirements of the CPP Rules. In the event that all or any portion of this Restricted Stock Award is found to be in conflict with the requirements of the CPP Rules, then in such event this Restricted Stock Award shall be automatically modified to reflect the requirements of the law, regulation, and/or guidance, and this Restricted Stock Award shall be interpreted and administered accordingly. As a condition of receiving this Restricted Stock Award, the Participant acknowledges: (i) that this Restricted Stock Award remains subject to the requirements of the CPP Rules; (ii) that it is subject to modification in order to comply with the CPP Rules; and (iii) the Participant agrees to immediately repay all amounts that may have been paid to participant that are later determined to be in conflict with the requirements of the CPP Rules.

9. Clawback Requirements. Notwithstanding any provision in this Agreement to the contrary, if it is later determined that the grant (or payment with respect thereto) of Restricted Shares under this Restricted Stock Award (or dividends or earnings on such stock) was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, then in such event: (i) the unvested stock granted under this Restricted Stock Award shall become immediately forfeited; and (ii) the full amount of any and all payment(s) that have been made to the Participant under this Restricted Stock Award shall become immediately due and owing to the Company and the Participant agrees to repay the full amount of such payment(s) to the Company in accordance with and in a manner that complies with the CPP Rules.

10. No Internal Revenue Code Section 280G Cutback. The Restricted Shares awarded under this Restricted Stock Award shall not be subject to Section 13.6 of the Plan, which provides that payments attributable to the Plan that are “parachute payments” within the meaning of Internal Revenue Code Section 280G are subject to reduction to the extent necessary to avoid Adverse Tax Consequences.

11. Certificates. Provided book entry registration is allowed by the Company’s Articles of Incorporation and Bylaws, instead of issuing certificates representing shares of common stock awarded by this Agreement, the Company may record the Participant’s ownership of the shares using a book entry system.

12. Entire Agreement. This Agreement and the Plan supersede any and all other prior understandings and agreements, either oral or in writing, between the parties concerning the subject matter and constitute the sole agreement between the parties relating to the subject matter. All prior negotiations and agreements between the parties concerning the subject matter of this Agreement are merged in this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements concerning the Restricted Shares have been made by any party or by anyone acting on behalf of any party that are not contained in this Agreement or in the Plan, and each acknowledges that any agreement, statement, or promise concerning the Restricted Shares that is not contained in this Agreement or the Plan is not valid, is not binding, and is of no force or effect.

13. Modification. No change or modification of this Agreement shall be valid or binding upon the parties unless the change or modification is in writing and is signed by the parties. However, the Company may change or modify this Agreement without the Participant’s consent or signature if in its sole discretion the Company determines that the change or modification is necessary for purposes of compliance with or exemption from the requirements of the Internal Revenue Code of 1986, including but not limited to section 409A of the Internal Revenue Code of 1986, or any regulations or other Department of Treasury guidance of general application issued under the Internal Revenue Code of 1986. The Company may amend the Plan to the extent permitted by the Plan.

14. Headings. The headings in this Agreement are solely for convenience of reference and shall not affect the interpretation of this Agreement.

15. Notice. All notices and other communications required or permitted under this Agreement shall be written and shall be delivered personally or sent by registered or certified first-class mail, postage prepaid and return receipt required, addressed as follows: if to the Company, to the Company’s executive offices in Oak Ridge, North Carolina, and if to Participant or his successor, to the address last furnished by Participant to the Company. Each notice and communication shall be deemed to have been given when received by the Company or Participant.

16. Taxes. In connection with the transfer of shares of common stock as a result of the vesting of Restricted Shares, the Company shall have the right to require the Participant to pay an amount in cash sufficient to cover any tax, including any Federal, state or local income tax, required by any governmental entity to be withheld or otherwise deducted and paid with respect to such transfer (“Withholding Tax”), and to make payment to the appropriate taxing authority of the amount of such Withholding Tax.

17. No Registration Rights. The Participant acknowledges and agrees that the Company and its Subsidiaries are under no obligation to register the Participant’s offer and sale of the Restricted Shares awarded under this Agreement under the Securities Act of 1933 or the securities laws of any state.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer as of the date specified in Section 1, and the Participant has duly executed this Agreement as of the date specified in Section 1 and consents to and approves all of its terms.

PARTICIPANT	OAK RIDGE FINANCIAL SERVICES, INC.
a North Carolina corporation

By:

Print Name: Ronald O. Black	Its:

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